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                           March 9, 2023

       John Jordan
       Chief Financial Officer
       Photronics, Inc.
       15 Secor Road
       Brookfield , Connecticut 06804

                                                        Re: Photronics, Inc,
                                                            Form 10-K for the
Fiscal Year ended October 31, 2022
                                                            Form 8-K furnished
February 20, 2023
                                                            File No. 1-39063

       Dear John Jordan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K furnished February 20, 2023

       Exhibit 99.5 Reconciliation of GAAP to Non-GAAP Financial Information, page 1

   1. We note that your calculation of Free Cash Flow includes government incentives. Please explain to us why you
believe it is appropriate to include this adjustment in your calculation of Free
Cash Flow. Also, it appears that the measure should be renamed as you do not calculate it
in the typical manner. For additional information, see Question
                                                        102.07 of the
Compliance & Disclosure Interpretations regarding Non-GAAP Financial
                                                        Measures.
       Form 10-K for the Fiscal Year ended October 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 32

   2. We note that your calculation of Net Cash includes Short-term investments. We also note
 John Jordan
Photronics, Inc.
March 9, 2023
Page 2
       from your disclosure on page 43 of the notes to the financial statements that these investments have maturities of more than three months, but less than one year. In light of this, it does not appear that these investments would be considered cash equivalents for the purpose of the Net Cash calculation. Please revise or advise accordingly. Your disclosure in your earnings releases on Form 8-K should be similarly revised.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-
3301 with any questions.



                                                            Sincerely,
FirstName LastNameJohn Jordan
                                                            Division of
Corporation Finance
Comapany NamePhotronics, Inc.
                                                            Office of
Manufacturing
March 9, 2023 Page 2
cc:       Richelle Burr
FirstName LastName